[Letterhead of M/I Homes, Inc.]

December 9, 2013

VIA EDGAR

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	M/I Homes, Inc.

Registration Statement on Form S-3

Filed October 30, 2013

File No. 333-191989

and Documents Incorporated by Reference

File No. 001-12434

Dear Ms. Long:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated November 26, 2013 related to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) filed by M/I Homes, Inc., an Ohio corporation (“we” or the “Company”), and documents incorporated by reference therein.

The Company has today filed with the Commission, pursuant to the requirements of the Securities Act of 1933, as amended, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

The comments of the Staff are reproduced in bold font below and are followed in each case by the Company’s response.

Calculation of Registration Fee

1.	In footnote 1 to the Fee Table, we note your statement that “[t]he securities registered hereunder also include such indeterminate amounts of securities as may be issued upon exercise, conversion or exchange of the securities registered hereunder . . . .” Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416. Rule 416 does not permit you to register an indeterminate number of additional shares for any other reason. Please confirm your understanding that in the event another type of adjustment requires you to issue more securities than you are registering on this registration statement, you will file a new registration statement to register those additional securities. Refer to Question 213.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Rules.

Response:

We hereby confirm that we understand that Rule 416 does not permit the registration of an indeterminate number of additional shares for any reason other than stock splits, stock dividends or similar transactions and in the event that another type of adjustment requires us to issue more securities than we have registered on the Registration Statement, we will file a new registration statement to register those additional securities.

2.	We note that you list “Stock purchase contracts and stock purchase units” followed by “Units” in the Fee Table. Please tell us supplementally the distinction between your stock purchase units and the units. We note that on page 33 of the prospectus, you describe “units” as potentially consisting of stock purchase contracts combined with any of the other securities you are registering. Please also identify your stock purchase contracts and stock purchase units separately in the fee table, as they appear to be separate securities.

Response:

We have removed stock purchase units from the Registration Statement. In connection therewith, we have removed from the fee table all references to stock purchase units.

Description of Stock Purchase Contracts and Stock Purchase Units, page 33

3.	We note your disclosure that you may offer stock purchase units consisting of stock purchase contracts and other identified securities that appear to be covered by the registration statement, as well as “any other securities described in the applicable prospectus supplement.” Please revise to describe all of the classes of securities to which the stock purchase units relate, as they must be identified in the registration statement. If any such securities are not covered by the registration statement, please tell us why registration under the Securities Act is not required.

Response:

We have removed stock purchase units from the Registration Statement. In connection therewith, we have removed from the Registration Statement the disclosure that stock purchase units may consist of “any other securities described in the applicable prospectus supplement.”

4.	We note your disclosure that stock purchase units may consist of stock purchase contracts and debt obligations of third parties. Please note that even if you have an exemption available for the offer and sale of debt obligations of third parties, you must you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. Please see our Securities Act C&DI paragraph 203.03 and the staff’s no-action letter Morgan Stanley & Co., Incorporated (June 24, 1996). If you wish to include the third party securities, please give us your analysis why registration under the Securities Act is not required, and include this information. If you do not wish to offer third-party securities underlying any debt securities or purchase contracts, please remove these references from the prospectus.

Response:

We have removed stock purchase units from the Registration Statement. In connection therewith, we have removed from the Registration Statement the disclosure that stock purchase units may consist of stock purchase contracts and debt obligations of third parties.

Signatures, page II-12

5.	For several of the subsidiary guarantors, we note that you provide signatures of a Chairman and two Vice-Chairmen of the management committee, who also serve as your principal executive, financial and accounting officers. Please confirm to us supplementally that these signatures also represent the majority of persons performing functions similar to a board of directors, and revise in future amendments to identify all of the capacities in which each signatory signs the registration statement.

Response:

We hereby confirm that for each subsidiary guarantor for which we provide the signatures of a Chairman and two Vice-Chairmen of the management committee of such subsidiary guarantor, these signatures represent a majority of the persons performing functions similar to a board of directors. In future amendments to the Registration Statement, we will identify all of the capacities in which each signatory signs the Registration Statement. We believe that we have identified in the Registration Statement all of the capacities in which each signatory has signed the Registration Statement.

Exhibit 5.1 – Legal Opinion of Vorys, Sater, Seymour and Pease LLP

6.	Please include a separate opinion with respect to the valid and binding nature of the company’s obligations in connection with the stock purchase units. The opinion should expressly cover each separate security that you are registering.

Response:

We have removed stock purchase units from the Registration Statement. Accordingly, the legal opinion of the Company’s outside counsel, Vorys, Sater, Seymour and Pease LLP, expressly covers each separate security that we are registering under the Registration Statement.

7.	In clause (ix) on the first full paragraph on page 6, you make assumptions regarding qualification of the Trustee and the filing of a Form T-1. Please limit this assumption to the Senior Debt Securities only, as it appears that you have already filed an Indenture and Statement of Eligibility for the Subordinated Debt Securities.

Response:

The Company’s outside counsel, Vorys, Sater, Seymour and Pease LLP, has revised its legal opinion to limit the application of the assumptions regarding the qualification of the Trustee and the filing of a Form T-1 to the Senior Debt Securities only.

8.	We note that with respect to the debt securities and guarantees, the legal opinion provided is limited to the laws of Ohio and New York, but that you also have subsidiary guarantors organized under the laws of the additional states of Florida, Indiana, Maryland, and Delaware. Division of Corporation Finance Staff Legal Bulletin No. 19 requires that counsel consider the law of the jurisdiction under which the registrant is organized in order to provide the binding obligation opinion. Please provide binding obligation opinions for the co-registrants organized under the laws from Florida, Indiana, Maryland, and Delaware based on the respective state laws for each of these co-registrants.

Response:

The Company’s outside counsel, Vorys, Sater, Seymour and Pease LLP, has revised its legal opinion to provide the binding obligation opinions for all of the co-registrants in accordance with Division of Corporation Finance Staff Legal Bulletin No. 19.

9.	Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. Refer to Question 212.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Rules.

Response:

We hereby confirm that we understand that an updated unqualified opinion of counsel must be filed with respect to the legality of the securities being offered for each sale of the securities registered on the Registration Statement.

Please be advised that, unless the Staff has further comments regarding the Registration Statement, the Company intends to request acceleration of the effectiveness of the Registration Statement to a date as soon as reasonably possible. We will provide our acceleration request in a separate letter that will contain the representations described in the letter from the Staff.

If you have any questions, need further information or would like to discuss any of the information covered in this letter, please contact me at (614) 418-8014 or Adam K. Brandt of Vorys, Sater, Seymour and Pease LLP, the Company’s outside counsel, at (614) 464-6426.

Sincerely,

/s/ J. Thomas Mason
J. Thomas Mason
Executive Vice President, Chief Legal Officer and Secretary of M/I Homes, Inc.

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